SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549



                           FORM 11-K

            (Mark One)

        [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934


           For the Plan year ended December 31, 1998


                               OR


        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                 Commission file number 1-3523



                          A.  Full title of the Plan:

                              WESTERN RESOURCES, INC.
                              EMPLOYEES' 401(K) SAVINGS PLAN

                         B.   Name of issuer of the securities held
                              pursuant to the plan and the address
                              of its principal executive office:

                              WESTERN RESOURCES, INC.
                              818 Kansas Avenue
                              Topeka, Kansas  66612

                                               EIN:  48-0290150
                                                       PN:  004









                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(k) SAVINGS PLAN


     FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

     TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

            Report of Independent Public Accountants



To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN, as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Kansas City, Missouri,
June 25, 1999

                                               EIN:  48-0290150
                                                        PN: 004

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(k) SAVINGS PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                    DECEMBER 31, 1998 AND 1997

                                         1998                1997
ASSETS
INVESTMENTS:
  Western Resources, Inc. Investment
    Contract Fund                        $ 53,513,047        $ 62,810,650
  Vanguard Windsor Fund                    75,724,206         115,488,510
  Vanguard Prime Money Market Fund          7,101,463           8,419,646
  Western Resources, Inc. Common
    Stock Fund                             44,988,590          68,105,025
  Loan Fund                                10,930,989          16,912,202
  Vanguard Wellington Fund                 14,279,277          16,854,010
  Vanguard 500 Index Fund                  19,369,245          17,913,964
  Vanguard PRIMECAP Fund                   27,232,014          27,832,793
  Fidelity Magellan Fund                   40,652,666          34,871,118
  Fixed Income Fund                              -             15,165,855
  Vanguard International Growth Fund        2,056,595           1,876,580
  Vanguard Total Bond Market
    Index Fund                              1,833,739             531,093
    Total Investments                     297,681,831         386,781,446

Interest and Dividends Receivable             712,136             864,846

CONTRIBUTIONS RECEIVABLE:
  Participant                                    -                259,676
  Employer                                       -                 72,563
    Total Assets                          298,393,967         387,978,531

LIABILITIES
ACCOUNTS PAYABLE                                 -                 89,854

NET ASSETS AVAILABLE FOR BENEFITS        $298,393,967        $387,888,677

          The accompanying notes to financial statements are an integral part of these statements.

                                               EIN:  48-0290150
                                                        PN: 004


                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(k) SAVINGS PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                             1998                 1997
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year            $387,888,677         $311,203,104

ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair Value
    of Investments                            709,357           35,762,049
  Interest                                  5,427,406            5,931,485
  Dividends                                15,189,930           27,275,525

      Total Investment Income              21,326,693           68,969,059

CONTRIBUTIONS:
  Participant                              10,839,602           15,282,172
  Employer                                  3,154,108            4,463,372

      Total Contributions                  13,993,710           19,745,544

      Total Additions                      35,320,403           88,714,603

DEDUCTIONS:
  Benefits Paid                           (15,672,209)         (12,054,784)
  Other                                       (45,168)             (84,920)

      Total Deductions                    (15,717,377)         (12,139,704)

TRANSFERS FROM (TO) OTHER PLANS          (109,097,736)             110,674

NET INCREASE (DECREASE)                   (89,494,710)          76,685,573

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                  $298,393,967         $387,888,677


          The accompanying notes to financial statements are an integral part of these statements.

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(k) SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1998 AND 1997


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

          (a) General--The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          (b) Contributions--Participants of the plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pretax cash contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings. Cash contributions up to the first 6 percent of a participant's earnings are matched 50 percent by the Company. Participants are fully vested in all contributions and earnings thereon. The Plan allows rollover contributions into the Plan.

          Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or company-match accounts.

          Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with plan terms.

          (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

          (d) Investment Funds--During 1998 and 1997, participants in the Plan could elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds could be made in 10% increments. Participants could also elect to transfer investments between funds.

          The Western Resources, Inc. Investment Contract Fund is a fund which invests in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principle investments. Principal of these investments, and interest thereon, are obligations of the issuing companies. Neither Vanguard, the Company, or the Federal government guarantees either principal or interest in such investments.


     The Vanguard Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

          The Vanguard Prime Money Market Fund is a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

          The Western Resources, Inc. Common Stock Fund is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

          The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

          The Vanguard Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

          The Vanguard 500 Index Fund is a growth and income fund which seeks to provide long-term capital growth. The Vanguard 500 Index Fund Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

          The Vanguard PRIMECAP Fund is invested entirely in the Vanguard PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     The Fidelity Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

          Fixed Income Fund is invested in a Metropolitan Life Insurance Company Investment Contract. No new monies are allowed to be deposited in this fund after the transfer of its interest from the Kansas Gas Electric
     401(k) Plan. In 1998, the monies in the Fixed Income Fund were transferred to The Western Resources, Inc. Investment Contract Fund.

          Vanguard International Growth Fund invests in the stocks of about 200 companies located in 30 countries around the world.

          Vanguard Total Bond Market Index Fund invests in about 1,500 bonds from a variety of industries in an attempt to match the performance and risk characteristics of the unmanaged Lehman Brothers Aggregate Bond
     Index. The investments range from short-term bonds that mature in a year to long-term bonds that mature in 20 or 30 years, giving the Fund an average maturity of nine years.

          The above funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company (Vanguard), except the Fidelity Magellan Fund which is managed by Fidelity Investments Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Western Resources, Inc. Investment Contract Fund and Vanguard Prime Money Market Fund are stated at cost which approximates market value as determined by Vanguard. Investments in the Loan Fund are stated at face value.

          (e) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account.
     Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan over 1 to 5 years for general purpose loans and up to 30 years for principle residence loans, provided the age criteria is met.

          (f) Income Taxes--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

          (g) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

          (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

     (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (c) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31, 1998 and/or 1997:

                                            1998                 1997

     Vanguard/Windsor Fund              $ 75,724,206         $115,488,510
     Western Resources, Inc.
       Common Stock                       44,549,846           67,941,677
     Metropolitan Life Insurance
       Company, investment contract
       #12651/20105, general account      12,496,317           15,165,269
     Fidelity Magellan Fund               40,652,666           34,871,118
     Vanguard Prime Money Market Fund     11,956,387           18,398,231
     Loan Fund                            10,930,989           16,912,202
     Vanguard PRIMECAP Fund               27,232,014           27,832,793
     Vanguard/Wellington Fund             14,279,277           16,854,010
     Vanguard 500 Index Fund              19,369,245           17,913,964


(4) PLAN AMENDMENTS:

Effective January 1, 1998, the definition of annual compensation was amended to include merit recognition awards, incentive compensation program payments, and commissions.

(5) ONEOK TRANSFER:

Effective November 30, 1997, the Company sold substantially all of its gas operations to ONEOK, Inc., in exchange for a 45-percent ownership interest in ONEOK, Inc. On November 30, 1997, employees who were participants in Western Resources, Inc. Employees' 401(k) Savings Plan, as amended, became participants in the ONEOK, Inc. KGS 401(k) Thrift Plan (the ONEOK Plan). At July 31, 1998, the fair market value of those employees' accounts under the Western Resources Inc. Employees' 401(k) Savings Plan, were transferred to the ONEOK Plan. At July 31, 1998, the fair market value of the assets transferred to the ONEOK Plan were $109,158,738.

(6) SUBSEQUENT EVENTS:

Plan Amendment: Effective April 1, 1999, the Company has elected to make the matching contribution in WRI company stock instead of cash.


(7) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail:


(7)  Fund Information (continued):


                                                  Year Ended December 31, 1998
                                                           Prime         Company
                            Investment                     Money         Common
                            Contracts      Windsor         Market        Stock          Loan
ADDITIONS

Investment Income:
  Net appreciation
    in fair value of
    investments             $     -      $ (4,610,226)   $     -      $(13,837,978)   $     -
  Interest                   3,153,704           -          422,944         15,583     1,013,815
  Dividends                       -         6,908,232          -         2,373,395          -

                             3,153,704      2,298,006       422,944    (11,449,000)    1,013,815

Contributions:
  Participant                1,308,741      3,141,574       247,770      1,102,983          -
  Employer                     392,316        912,248        77,258        326,086          -

                             1,701,057      4,053,822       325,028      1,429,069          -

Total additions (declines)   4,854,761      6,351,828       747,972    (10,019,931)    1,013,815

DEDUCTIONS

Benefits paid               (4,182,165)    (4,575,387)   (1,046,233)    (1,856,290)     (242,255)
Other                           (8,210)       (17,230)       (7,774)        (1,175)         -

  Total deductions          (4,190,375)    (4,592,617)   (1,054,007)    (1,857,465)     (242,255)

Net increase (decrease)
  prior to transfers           664,386      1,759,211      (306,035)   (11,877,396)      771,560

TRANSFERS

Interfund transfers         11,462,323     (7,058,805)    1,755,327      1,967,888    (1,189,772)
Transfers-Other plans      (21,424,312)   (34,464,710)   (2,767,475)   (13,206,927)   (5,563,001)

Total transfers             (9,961,989)   (41,523,515)   (1,012,148)   (11,239,039)   (6,752,773)

Net increase (decrease)     (9,297,603)   (39,764,304)   (1,318,183)   (23,116,435)   (5,981,213)

Net assets available
 for benefits:
 Beginning of year          62,810,650    115,488,510     8,419,646     68,105,025    16,912,202

 End of year              $ 53,513,047   $ 75,724,206   $ 7,101,463    $44,988,590   $10,930,989


                                          (continued)

(7)  Fund Information (continued):


                                                Year Ended December 31, 1998
                                              500                                      Fixed
                            Wellington       Index        PRIMECAP      Magellan       Income

ADDITIONS

Investment Income:
  Net appreciation
   in fair value of
   investments              $  202,217    $ 4,562,909    $5,079,888   $ 9,032,373    $     -
  Interest                        -              -             -             -          821,360
  Dividends                  1,649,156        326,257     1,081,349     2,034,785          -

                             1,851,373      4,889,166     6,161,237    11,067,158       821,360

Contributions:
  Participant                1,027,925      1,041,380     1,396,940     1,362,065          -
  Employer                     301,319        293,989       391,950       404,462          -

                             1,329,244      1,335,369     1,788,890     1,766,527          -

Total additions              3,180,617      6,224,535     7,950,127    12,833,685       821,360

DEDUCTIONS

Benefits paid                 (534,232)      (395,462)     (680,597)   (1,315,470)     (659,575)
Other                          (12,110)         2,334        (1,655)          109          -

  Total deductions            (546,342)      (393,128)     (682,252)   (1,315,361)     (659,575)

Net increase (decrease)
  prior to transfers         2,634,275      5,831,407     7,267,875    11,518,324       161,785

TRANSFERS

Interfund transfers            856,977      2,864,179     1,721,805       724,890   (13,853,282)
Transfers-Other plans       (6,065,985)    (7,240,305)   (9,590,459)   (6,461,666)   (1,474,358)

Total transfers             (5,209,008)    (4,376,126)   (7,868,654)   (5,736,776)  (15,327,640)

Net increase (decrease)     (2,574,733)     1,455,281      (600,779)    5,781,548   (15,165,855)

Net assets available
 for benefits:
 Beginning of year          16,854,010     17,913,964    27,832,793    34,871,118    15,165,855

 End of year               $14,279,277    $19,369,245   $27,232,014   $40,652,666   $      -

                             (continued)



(7)  Fund Information (continued):


                                                     Year Ended December 31, 1998
                                                      Total Bond
                           International      Market
                                        Growth          Index          Other          Total

ADDITIONS

Investment Income:
  Net appreciation in fair
   value of investments              $   276,144       $   4,030    $      -       $    709,357
  Interest                                  -               -              -          5,427,406
  Dividends                               39,358          65,262        712,136      15,189,930

                                         315,502          69,292        712,136      21,326,693

Contributions:
 Participant                             150,329          59,895           -         10,839,602
 Employer                                 41,388          13,092           -          3,154,108

                                         191,717          72,987           -         13,993,710

Total additions                          507,219         142,279        712,136      35,320,403

DEDUCTIONS

Benefits paid                            (72,241)       (112,302)          -        (15,672,209)
Other                                        565             (22)          -            (45,168)

  Total deductions                       (71,676)       (112,324)          -        (15,717,377)

Net increase (decrease) prior to
 transfers                               435,543          29,955        712,136      19,603,026

TRANSFERS

Interfund transfers                      277,448       1,578,253     (1,107,231)           -
Transfers-Other plans                   (532,976)       (305,562)          -       (109,097,736)

Total transfers                         (255,528)      1,272,691     (1,107,231)   (109,097,736)

Net increase (decrease)                  180,015       1,302,646       (395,095)    (89,494,710)

Net assets available for benefits:
 Beginning of year                     1,876,580         531,093      1,107,231     387,888,677

 End of year                          $2,056,595      $1,833,739     $  712,136    $298,393,967

(7)  Fund Information (continued):


                                               Year Ended December 31, 1997
                                                           Prime        Company
                            Investment                     Money        Common
                            Contracts       Windsor        Market        Stock           Loan
ADDITIONS

Investment Income:
  Net appreciation
  in fair value of
  investments               $     -      $  1,973,881    $     -       $19,238,996    $     -
Interest                     3,753,286           -             -             9,214     1,202,709
Dividends                         -        18,438,209       463,755      2,473,632          -

                             3,753,286     20,412,090       463,755     21,721,842     1,202,709

Contributions:
  Participant                2,091,401      4,869,903       452,485      1,449,775          -
  Employer                     625,431      1,416,674       141,268        436,672          -

                             2,716,832      6,286,577       593,753      1,886,447          -

Total additions              6,470,118     26,698,667     1,057,508     23,608,289     1,202,709

DEDUCTIONS

Benefits paid               (3,939,138)    (2,496,502)     (925,723)    (1,899,849)     (336,611)
Other                           36,518        (14,964)       (6,350)          (486)         -

  Total deductions          (3,902,620)    (2,511,466)     (932,073)    (1,900,335)     (336,611)

Net increase (decrease)
  prior to transfers         2,567,498     24,187,201       125,435     21,707,954       866,098

TRANSFERS

Interfund transfers         (4,238,039)       661,562       165,623     (4,632,238)     (182,352)
Transfers-Other plans            5,901         23,311          -                76          -

Total transfers             (4,232,138)       684,873       165,623     (4,632,162)     (182,352)

Net increase (decrease)     (1,664,640)    24,872,074       291,058     17,075,792       683,746

Net assets available
 for benefits:
 Beginning of year          64,475,290     90,616,436     8,128,588     51,029,233    16,228,456

 End of year               $62,810,650   $115,488,510   $ 8,419,646    $68,105,025   $16,912,202


                                          (continued)

(7)  Fund Information (continued):


                                               Year Ended December 31, 1997
                                              500                                      Fixed
                            Wellington       Index        PRIMECAP      Magellan       Income
ADDITIONS

Investment Income:
Net appreciation
 in fair value of
 investments                $1,509,046    $ 3,351,041    $4,657,162   $ 5,077,353    $     -
Interest                          -              -             -             -          930,544
Dividends                    1,398,675        350,412       983,300     2,236,461          -

                             2,907,721      3,701,453     5,640,462     7,313,814       930,544

Contributions:
  Participant                1,455,343      1,258,957     1,733,889     1,545,792          -
  Employer                     426,645        357,047       482,807       462,662          -

                             1,881,988      1,616,004     2,216,696     2,008,454          -

Total additions              4,789,709      5,317,457     7,857,158     9,322,268       930,544

DEDUCTIONS

Benefits paid                 (365,656)      (283,550)     (472,983)     (543,749)     (773,229)
Other                          (10,430)          (500)         (735)       (1,472)        4,093

  Total deductions            (376,086)      (284,050)     (473,718)     (545,221)     (769,136)

Net increase (decrease)
  prior to transfers         4,413,623      5,033,407     7,383,440     8,777,047       161,408

TRANSFERS

Interfund transfers          1,034,591      4,057,226     6,618,374    (2,761,029)   (1,596,725)
Transfers-Other plans            1,249         19,143        14,308        45,495          -

Total transfers              1,035,840      4,076,369     6,632,682    (2,715,534)   (1,596,725)

Net increase (decrease)      5,449,463      9,109,776    14,016,122     6,061,513    (1,435,317)

Net assets available
 for benefits:
 Beginning of year          11,404,547      8,804,188    13,816,671    28,809,605    16,601,172

 End of year               $16,854,010    $17,913,964   $27,832,793   $34,871,118   $15,165,855

                             (continued)


(7)  Fund Information (continued):


                                                    Year Ended December 31, 1997



                                                        Total Bond
                           International        Market
                                        Growth            Index         Other          Total
ADDITIONS

Investment Income:
Net appreciation in fair
 value of investments                $   (59,374)      $  13,944     $      -       $35,762,049
Interest                                    -               -            35,732       5,931,485
Dividends                                 81,931          20,036        829,114      27,275,525

                                          22,557          33,980        864,846      68,969,059

Contributions:
 Participant                             140,064          24,888        259,675      15,282,172
 Employer                                 35,863           5,739         72,564       4,463,372

                                         175,927          30,627        332,239      19,745,544

Total additions                          198,484          64,607      1,197,085      88,714,603

DEDUCTIONS

Benefits paid                            (17,746)            (48)          -        (12,054,784)
Other                                       (740)           -           (89,854)        (84,920)

  Total deductions                       (18,486)            (48)       (89,854)    (12,139,704)

Net increase prior to transfers          179,998          64,559      1,107,231      76,574,899

TRANSFERS

Interfund transfers                    1,695,391         466,534     (1,288,918)           -
Transfers-Other plans                      1,191            -              -            110,674

Total transfers                        1,696,582         466,534     (1,288,918)        110,674

Net increase (decrease)                1,876,580         531,093       (181,687)     76,685,573

Net assets available for benefits:
 Beginning of year                          -               -         1,288,918     311,203,104

 End of year                          $1,876,580        $531,093     $1,107,231    $387,888,677





                                                 EIN:  48-0290150
                                                          PN: 004
                                                      PAGE 1 OF 2

                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(k) SAVINGS PLAN

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       DECEMBER 31, 1998

                                    Number                           Current
    Description                     Of Units           Cost           Value
AIG Life, investment
  contract #944                    2,967,532       $2,967,532      $2,967,532

Deutsche Bank, investment
  contract #1 general account      3,121,899        3,121,899       3,121,899

Deutsche Bank, investment
  contract #2, general account     4,697,918        4,697,918       4,697,918

John Hancock Mutual Life
  Insurance Company, investment
  contract #7307, general
  account                          1,670,938        1,670,938       1,670,938

Life of Virginia, investment
  GS3115 contract #GS3115          3,430,709        3,430,709       3,430,709

Morgan Guaranty, investment
 contract #96-17, general
 account                           1,503,680        1,503,680       1,503,680

Morgan Guaranty, investment
 contract #96-18, general
 account                           1,485,582        1,485,582       1,485,582

NatWest Markets Sam, investment
 contract #185A                    6,638,802        6,638,802       6,638,802

New York Life Insurance Company,
  investment contract #30309       3,020,681        3,020,681       3,020,681

Principal Mutual Life Insurance
 Company, investment contract
 #418026                           3,380,563        3,380,563       3,380,563

Union Bank of Switzerland,
 investment contract #2127         4,682,246        4,682,246       4,682,246

Metropolitan Life Insurance
 Company, investment contract
 #20105, general account          12,496,317       12,496,317      12,496,317

*Vanguard Prime Money
 Market Fund                      11,956,387       11,956,387      11,956,387

*Vanguard/Windsor Fund             4,863,469       74,468,799      75,724,206


                                               EIN:  48-0290150
                                                       PN:  004
                                                    PAGE 2 OF 2
                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(k) SAVINGS PLAN

   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       DECEMBER 31, 1998

                                    Number                           Current
    Description                     Of Units           Cost           Value


*Vanguard/PRIMECAP Fund             571,381      $ 19,059,666      $27,232,014

*Vanguard 500 Index Fund
   Portfolio Fund                   169,980        13,256,348       19,369,245

*Vanguard/Wellington Fund           486,517        12,816,256       14,279,277

*Fidelity Magellan Fund             336,473        27,078,805       40,652,666

*Vanguard International Growth
   Fund                             109,568         1,913,362        2,056,595

*Vanguard Total Bond
   Market Index Fund                178,553         1,820,003        1,833,739

*Western Resources, Inc.
   Common Stock                   1,339,845        33,828,953       44,549,846

*Participant Loans, at interest
   rates ranging from 14% to 5.7%                  10,930,989       10,930,989

      Total Investments                          $256,226,435     $297,681,831


*Investment with party-in-interest to the Plan.

                                               EIN:  48-0290150
                                                       PN:  004

                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(k) SAVINGS PLAN


    LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                       DECEMBER 31, 1998



                                                Amount Received      Unpaid
                                  Original     During Reporting      Balance
                                   Amount            Year            at End      Amount Overdue
Identity and Address of Obligator  of Loan    Principal  Interest    of Year   Principal Interest
Hovious, Jimmy J.        Loan 1   $10,000.00    $402.20   $98.15    $6,039.81   $1,586.90 $314.43
1310 13th Terrace         Loan 2     5,400.00     359.01    59.74     3,658.94    1,415.79  175.46
Hutchinson, KS 67501
###-##-####


Detailed Description of Loan 1 - General purpose loan; dated 1/02/96; 7.5% interest rate; 120 successive semi-monthly installments.  Loan 2 - General purpose loan; dated 1/27/97; 7.4%
interest rate; 72 successive semi-monthly installments.
Loans were defaulted in 1998 and were treated as 1998 distributions to the participant.





                                               EIN:  48-0290150
                                                       PN:  004

                    WESTERN RESOURCES, INC.

                 EMPLOYEES' 401(k) SAVINGS PLAN


         LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1998



                               Type of              Dollar          Net Gain
   Investment                Transaction  Number    Value (1)        (Loss)
The Vanguard Group           Purchases     201    $10,184,207     $     -
 Vanguard 500 Index Fund     Sales         168     13,294,494      2,971,994

The Vanguard Group           Purchases     186      9,589,166           -
 Vanguard PRIMECAP Fund      Sales         186     15,269,832      3,324,911

The Vanguard Group           Purchases     192     15,893,597           -
 Vanguard Windsor Fund       Sales         235     51,047,674      6,012,203

The Vanguard Group
 Western Resources IC        Purchases     187     22,472,064           -
 Fund                        Sales         210     31,733,652           -

Western Resources Inc.       Purchases     181      9,695,549           -
 Common Stock Fund*          Sales         208     19,066,634      6,242,226




 (1) Amounts shown in this column are costs of purchases or proceeds from sales.


        * This fund consists of two investments, Western Resources, Inc. Common
     Stock and Vanguard Money Market Reserves, Prime Portfolio. The Trustee is unable to split the transaction detail between the two investments.

                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTERN RESOURCES, INC.
EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                    Title                   Date


/s/William B. Moore                Chairman            June 29, 1999



/s/Ira W. McKee, Jr.               Member              June 29, 1999



/s/Carl M. Koupal, Jr.             Member              June 29, 1999



/s/Richard D. Terrill              Member              June 29, 1999

                         EXHIBIT INDEX


Exhibit
Number                   Description of Documents           Page

   23                    Consent of Independent Public Accountants
                    (filed electronically)